ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 · Fax: (08) 9225 5533

Quarterly Report

for the three months ending 31st March 2007

CRK Share Price - 1st Jan to 31st Mar 07


1.4
1.3
1.2
1.1
1
0.9
0.8
Share Price ($AU)
January
February
March
Month

ASX Code	CRK
US: OTC Ticker Symbol	CKGDY
Berlin Code	OBF

Drilling Highlights for 3rd Quarter (end 31st March 2007)

Parrot Feathers Drilling Highlights:

PFRC305	**6 metres @ 3.79g/t Au**
PFRC306	**7 metres @ 10.79g/t Au including 2 metres @ 28.29g/t**
PFRC308	**3 metres @ 8.58g/t Au**
PFRC310	**5 metres @ 9.14g/t Au**
PFRC315	**8 metres @ 3.39g/t Au**
PFRC316	**4 metres @ 3.36g/t Au**
PFRC322	**7 metres @ 5.13g/t Au Including 1 metre @ 21.59g/t**

New Discovery Drilling Highlights:

SRRC62	**15 metres @ 3.2g/t Au**
SRRC71	**60 metres @ 2.98g/t Au**
SRRC73	**21 metres @ 1.85g/t Au**
SRRC79	**11 metres @ 2.53g/t Au**
SRRC81	**12 metres @ 2.43g/t Au**

***Current Carrick Gold Total Resource:* 31.6M tonnes for 3M gold ounces**

Diamond Drill programme completed with results pending.

Executive Summary

Lindsays Project

Central Structure (Parrot Feathers)

Results from drilling along the Central Structure and New Discovery Prospect (Refer: Figure 1) have shown significant gold mineralisation to occur over a strike distance of 1.3 kilometres.

To date, the high grade mineralisation has been followed from north to south through existing minor old workings (Neves Prospect East) along the margin of a granite stock. The higher grade mineralisation has been shown to exist in the granite and is associated with quartz veining similar in style and geology to the Eastern Structure (Refer: Figure 1). On the Eastern Structure at Parrot Feathers for example felsic volcanic rocks and a black shale unit wrap or fold around a dolerite host rock. This geology appears to be replicated north of the granite margin and Neves Prospect on the Central Structure and the mineralisation is believed to continue north and south of the current drilling programme. Results of significant drill intersections (>0.5g/t) can be found in a previous Carrick Gold ASX announcement dated 23rd April 2007).

Eastern Structure (Parrot Feathers)

Two diamond drill holes LD008 and LD009 collared 90 metres apart have been completed at Parrot Feathers (Refer: Figure 2). The holes were designed to intersect hanging wall mineralisation to the Parrot Feathers lode from 100 to 150 metres and the strike extent of the Parrot Feathers lode intersected in diamond drill hole LD001 at approximately 350 metres. Significant mineralisation and alteration has been logged in core. However, assay results are pending.

Representative sections of the Parrot Feathers Eastern Structure are shown in Figure 3.

Halfway Hill Nickel Project: E27/318

An EM geophysical survey designed to show the extension of a north-south corridor previously identified was completed on exploration tenement E27/318 (Refer: Figure 1), which is situated adjacent to the Black Swan Nickel Mine.

A 585 metre diamond hole was drilled at Halfway Hill and cased to allow for further EM surveys. The core has been cut and the results are pending.

CARRICK GOLD LIMITED
ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Metallurgy

Metallurgy test work has been carried out by Amdel Metallurgical Laboratory in Kalgoorlie (Amdel Met Kal) on Carrick chip samples during the quarter. Test work was completed on selected composite samples from percussion drill chips at Parrot Feathers and the Trial Pit using the following nomenclature:

- PF - Parrot Feathers
- TP - Trial Pit
- RC - Ore stockpile Rock Chips
- HG - High Grade
- LG - Low Grade
- W - Waste

Rock Chips were selected from ore stockpiles surrounding the Trial Pit.

Results from the leaching and grinding of the selected samples displayed in Tables A & B.

Some difficulties were encountered for the recovery of gold in the high grade samples from the Trial Pit. It was agreed that finer grinding was required and a second composite sample was tested using updated parameters which were 500 ppm cyanide instead of 300ppm; finer grinding with 90% passing 75 microns instead of 150 microns; addition of oxygen; and 48 hours leaching instead of 24 hours.

The second test returned a recovery of 90.8% which is considered very good for a high head grade of 5.23g/t (Refer: Table C).

Heap Leaching

Large rock chips collected from the Trial Pit ore stockpiles returned a high head grade of 2.94g/t which was considered high for heap leaching, leading to high CN consumption and low gold extraction. However, a second composite sample from low grade percussion chip samples was collected for testing with a head grade of 0.59g/t. The extraction of gold from this heap leaching exercise was considered very high at 93.2 % (Refer: Table D).

Carrick Takeover Bid

During the quarter, Carrick Gold Limited made a bid for Shannon Resources Limited. This takeover is proceeding and is approaching completion. Carrick's bid for Shannon Resources will have no effect on Carrick's current exploration programmes and activities.

Carrick Gold Tenements

Auger drilling was done over several tenements during the quarter which has identified further nickel and gold anomalies which will be the focus of future drill programmes.

All Carrick's tenements are in good standing and expenditure requirements have been met.

Figure 1: Carrick Gold's Lindsays Project and Halfway Hill Location Map


370000
375000
380000
385000
6645000
6640000
6635000
6630000
6625000
Lindsays Project
New Discovery
Eastern Structure
Central Structure
Western Structure
P27/1617
P27/1616
P27/1615
P27/1673
P27/1646
P27/1618
Halfway Hill
Nickel Prospect
E27/318
Black Swan
Nickel Mine
Geochemical
Ni Soil
Anomaly
N
Carrick Gold Limited
Lindsays Project
&
Halfway Hill Nickel Prospect
0
2500
5000m

CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Figure 2: New Discovery Drill Location Plan


6644200
6644000
6643800
Local Grid: 49000N
Local Grid: 18500E
Diamond Drill Hole LD008
Diamond Drill Hole LD009
0
80
160
240
Scale 1:4000

Figure 3: Parrot Feathers Eastern Structure Representative Sections


18550
18600
18650
500
450
400
350
PFRC285
PFRC038
PFRC050
PFRC043
PFRC029
Carrick Gold Ltd
Lindsays Project
Parrot Feathers
Section 48480 North
0
30
60
90
Scale 1:1500
18500
18550
18600
18650
PFRC017
PFRC011
PFRC321
PFRC009
PFRC323
PFRC014
GIN256
GIN257
GIN258
Carrick Gold Ltd
Lindsays Project
Parrot Feathers
Section 48560 North
Scale 1:1500

CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Table A

Concentration and Leaching summary

Sample ID	Calc head grade g/t	Knelson Conc in % (#)	Leachable Gold in % ##	CN Cons kg/t ###	Lime Cons kg/t	Comment
High grade PFHG	32.5	7.8	93.2	0.60	10.7	High level of gold found in gravity concentrate residue after leach indicates presence of native gold that was not detected under the microscope. This also explains discrepancies in head grade assays.
Low grade PFLG	1.04	7.3	91.2	0.70	10.6	Good recovery for a low grade sample. Cyanide consumption is acceptable.
Waste PFW	0.33	7.1	69.3	0.40	10.9	Poor repetitiveness in grade assay.
High grade TPHG	4.60	7.3	78.5	0.69	10.7	Low recovery. It may indicate that finer milling is required.
Low grade TPLG	0.95	6.7	80.1	0.57	10.5	High recovery for a low grade sample
Waste TPW	0.11	5.7	43.5	0.41	10.9	Poor repetitiveness in grade assay. Recovery is acceptable due to very low grade and low consumption of cyanide.
High grade RCHG	22.10	6.7	92.9	0.64	10.7	High recovery at such very high grade
Low grade RCLG	0.18	5.8	67.0	0.56	10.6	Good recovery for such low head grade
Waste RCW	0.10	6.3	76.0	0.55	10.8	Poor repetitiveness in grade assay, but recovery is acceptable for a low grade sample.

: There was no evidence of gold in solid form (little nuggets or native). The concentrate was leached using agitation and high level of concentration of Cyanide. Consequently Leachable gold contains the Knelson concentrate product.

##: Includes gold recovered in Knelson concentrator

###: Cyanide consumption to maintain 300 ppm in solution.

CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

TABLE B
Grinding establishment summary

All samples were fed at –3.35mm

Sample ID	% passing 150um ^	% passing 106um ^	Revolutions	Comment
High grade PFHG	94.0	80.0	1,100	Easy to mill soft material
Low grade PFLG	94.1	85.6	900	Easy to mill soft material
Waste PFW	99.0	95.0	2,000	Medium hard material. Required 1,000 rev to achieve 73% passing 150um, 1,250 for 86% passing 150um and jumped to nearly 95% passing 150um at 1,500 revs
High grade TPHG	93.7	83.9	900	Easy to mill soft material
Low grade TPLG	91.3	81.3	1,000	Easy to mill soft material
Waste TPW	94.0	84.0	2,000	Hard material. 1,750 revs required to achieved 84.0% passing 150um
High grade RCHG	95.6	84.4	2,500	Hard material. 2,200 revs required to achieved 90.5% passing 150um
Low grade RCLG	94.5	82.8	2,300	Hard material. 2,170 revs required to achieved 89.6% passing 150um
Waste RCW	95.0	85.0	2,000	Hard material. 75% passing 150um at 1,500 revs

TABLE C

TPHG COMPOSITE

Sample ID	Weight (g)
TPHG 01	3059.0
TPHG 02	2949.4
TPHG 03	3022.2
TPHG 04	3680.7
TPHG 05	3732.2
TPHG 06	3828.6
TPHG 07	2876.3
-	-
-	-
Total Comp Wt	23148.4

Individual samples combined to make a composite called TPHG.
Samples crushed to 100% - 3.35mm and blended in a rotary splitter before splitting into 1000g charges for a grind establishment with 90% passing of 75um.

Eack 1000g ground charge passed through 3" Knelson concentrator.

SG = 2.79

GRAVITY SEPARATION						
3 x 1000g ground charges passed through a 3" KNELSON concentrator.						
SAMPLE	Con Wt	Tail Wt	total	% CON	% TAIL	total
TPHG COMP	136.9	2863.1	3000.0	4.6	95.4	100.0
	g	g	g	%	%	

GRAVITY CON LEACH								
	Solid Wt	Soln Vol	Solid Assay	Soln Assay	Solid Au	Soln Au	Total	Calc Head
TPHG COMP G-CON	136.9	136.9	5.33	84.0	730	11500	12229	1.67
	g	ml	ppm	ppm	mg	mg	mg	g/t
Gravity con sample leached (B/R) for 48 hours @ 50 % solids (tap water), pH 10 and CN value of 1000ppm								

GRAVITY TAIL LEACH									
	Solid Wt	Soln Vol	Solid Assay	Soln Assay	Solid Au	Soln Au	Total	Calc Head	Assay Head
TPHG COMP G-TAIL	1492.4	1538.4	0.33	1.51	485	2588	3073	4.59	NA
	g	ml	ppm	ppm	mg	mg	mg	g/t	g/t
Refer gravity tail leach for kinetics.									

	GRAVITY CON LEACH		GRAVITY TAIL LEACH				
	SOLID	SOLN	SOLID	SOLN	TOTAL	Calc Head	Assay Head
TPHG COMP	730	11500	931	4966	18126	6.04	5.23
	mg	mg	mg	mg	mg	g/t	g/t

% Au Allocation		
LEACHABLE Au	90.8	%
TAIL Au	9.2	%
Total	100.0	

TABLE D

HEAP LEACH ORE COMP

Column Parameters			Au 1	Au 2	Au Avg	Au Calc Hd	Water Parameters		Ore Parameters
Init Col Wt (kg)=	45.76	Head Assay	0.60	0.58	**0.59**	0.59	CN Value =	300ppm	Agglomerated with cement @ 6 kg/t
Residue Wt (kg)=	45.76	Residue Assay			**0.04**		pH Value =	9.5	Agglomerated with lime @ 10 kg/t
Area =	0.016 m^2		g/t	g/t	g/t		Tap water used		

	Flow Rate			LOADED SOLUTION				NaCN CONSUMPTION		Au EXTRACTION				Elapsed
								Daily	Cumulative	Between	Cumulative	Cumulative		
DATE	mls/min	lt/hr	lt/hr/m2	Vol (lt's)	pH	NaCN	Au ppm	NaCN(kg/t)	NaCN(kg/t)	Sampling	mg	(mg/kg ore)	% calc recovery	Time Days
1-Feb		0.00	0.0	0	10.8	300	0.00	0	0	0	0	0.00	0.0	0
5-Feb	2.5	0.15	9.3	14.59	13.2	50	0.703	0.08	0.08	10.26	10.26	0.22	38.2	4
7-Feb	2.6	0.16	9.7	7.58	12.8	90	0.718	0.03	0.11	5.44	15.70	0.34	58.5	6
9-Feb	2.6	0.16	9.6	7.53	12.8	80	0.350	0.04	0.15	2.63	18.33	0.40	68.3	8
12-Feb	2.8	0.17	10.3	12.05	12.7	110	0.182	0.05	0.20	2.19	20.53	0.45	76.5	11
14-Feb	2.6	0.16	9.8	7.62	12.48	150	0.086	0.02	0.23	0.66	21.18	0.46	78.9	13
16-Feb	2.6	0.15	9.5	7.42	12.13	110	0.083	0.03	0.26	0.62	21.80	0.48	81.2	15
19-Feb	0.7	0.04	2.5	2.91	10.05	60	0.122	0.02	0.27	0.36	22.16	0.48	82.5	18
21-Feb	4.3	0.26	15.8	12.33	12.1	130	0.111	0.05	0.32	1.37	23.52	0.51	87.6	20
23-Feb	4.4	0.27	16.3	12.73	12.15	180	0.05	0.03	0.35	0.64	24.16	0.53	90.0	22
26-Feb	3.3	0.20	12.1	14.24	12.11	130	0.041	0.05	0.40	0.58	24.74	0.54	92.2	25
28-Feb	3.6	0.21	13.1	10.26	12.54	130	0.026	0.04	0.44	0.27	25.01	0.55	93.2	27
2-Mar	0.0	0.00	0.0					0.00	0.44	0.00	25.01	0.55	93.2	29
5-Mar	0.0	0.00	0.0					0.00	0.44	0.00	25.01	0.55	93.2	32
7-Mar	0.0	0.00	0.0					0.00	0.44	0.00	25.01	0.55	93.2	34
9-Mar	0.0	0.00	0.0					0.00	0.44	0.00	25.01	0.55	93.2	36
12-Mar	0.0	0.00	0.0					0.00	0.44	0.00	25.01	0.55	93.2	39
14-Mar	0.0	0.00	0.0					0.00	0.44	0.00	25.01	0.55	93.2	41
16-Mar	0.0	0.00	0.0					0.00	0.44	0.00	25.01	0.55	93.2	43
19-Mar	0.0	0.00	0.0					0.00	0.44	0.00	25.01	0.55	93.2	46
21-Mar	0.0	0.00	0.0					WASH 1	0.44	0.00	25.01	0.55	93.2	48
23-Mar	0.0	0.00	0.0					WASH 2	0.44	0.00	25.01	0.55	93.2	50

Comments Solution through after ~12 - 24 hours of feeding,
% calculated recovery based upon calculated head equivalent to average head assay.
Line break between 16/2 and 19/2 and loaded solution volume below expected.

COMP WEIGHTS

	Wt (kg)
PFRCD - 320-170	28.48
PFRCD - 320-171	27.48
PFRCD - 320-172	26.38
Total	82.34

Shannon Resources

SEC FILE NO. 82-34948

Quarterly Report

for the three months ending 31st March 2007

SHA Share Price - 1st Jan 07 to 31st Mar 07



0.75
0.7
0.65
0.6
0.55
0.5
0.45
Share Price (AU$)
January
February
March
Months

Highlights

- High grade gold results at Brilliant and Halfway Hill Prospects.

  These high grade gold results with a lower cut-off of 0.5g/t Au and 1 metre of internal dilution are highlighted by the following intersections:

SRRC62	**15 metres @ 3.2g/t Au**
SRRC71	**60 metres @ 2.98g/t Au**
SRRC73	**21 metres @ 1.85g/t Au**
SRRC79	**11 metres @ 2.53g/t Au**
SRRC81	**12 metres @ 2.43g/t Au**

- Fourteen nickel sulphide targets have been identified for R.C. and Diamond Drilling.
- Bid by Carrick Gold Limited for Shannon Resources Limited.

Executive Summary

During the quarter, Australian gold exploration company Shannon Resources Limited located approximately 90 kilometres north east of Kalgoorlie, Western Australia (Refer: Figure 1) completed a successful 36 hole R.C. drilling programme for 4245 metres.

Exploration by Shannon Resources is continuing to revisit the numerous targets generated by previous owners in this amazing mineralised area and to evaluate the areas where Prospectors have found gold nugget mineralisation. Such areas exist in four main north northwest corridors which exhibit intense shearing and faulting. Within these sheared corridors two exceptional gold targets have been located so far - at the Brilliant Prospect – a 4km long structure; and HalfWay Hill Prospect – a 5km long structure.

Very significant assay results and widths continue to be reported from the Brilliant Prospect and first pass results from HalfWay Hill are very encouraging (for assay results and drill locations see previous Shannon Resources ASX announcement dated 19th April 2007). Diamond drill hole SRD1 located at the Brilliant Prospect has returned spectacular quartz - sulphide mineralised core in strongly carbonated dolerite to a depth of approximately 130 vertical metres. Assay results for the half core are pending. Results and geology from percussion drilling indicates that oxidized mineralization occurs to a vertical depth of 70 metres.

Targets showing anomalous 4 metre gold results include the Dazzle Prospect and Discovery Hill Prospect (Refer: Figure 2) where the initial drilling programme is still continuing. Other significant targets still remain untested and the potential for gold mineralisation and the development of significant gold resources on the Shannon Resources tenements at Kurnalpi is really unparalleled at present in the Eastern Goldfields.

Evaluation of the nickel sulphide targets has identified Shannon's first priority for R.C. and diamond drilling. Exploration drilling will commence in April of this year (Refer: Figure 3 for location of drilling).

During the quarter, Carrick Gold Limited made a bid for all Shannon Resources shares. The takeover is proceeding and is approaching completion. Carrick's bid for Shannon Resources will have no effect on Shannon's current exploration programmes and activities.

All Shannon's tenements (Refer: Figure 4) are in good standing and expenditure requirements have been met.

Figure 1: Shannon Resources Limited Location Map


Carnarvon
Meekatharra
Wiluna
Cue
Laverton
Leonora
Geraldton
Shannon Resources Limited
Indian Ocean
KALGOORLIE
PERTH
Norseman
Bunbury
Esperance
Southern Ocean

Figure 2: Location Plan of Dazzle, Discovery Hill, Brilliant and HalfWay Hill


M28/108
M28/128
P28/751
M28/90
P28/826
P28/810
P28/1015
6624000
P28/742
Brilliant
P28/827
P28/774
N
M28/84
M28/76
M28/72
P28/756
HalfWay Hill
P28/843
M28/89
M28/235
P28/902
Dazzle
M28/92
P28/903
P28/736
M28/150
P28/797
6622000
M28/118
M28/809
P28/1017
P28/815
P28/735
M28/134
P28/761
Discovery Hill
M28/66
P28/788
P28/1018
P28/829
P28/819
P28/737
P28/750
6620000
P28/1019
0
1000
2000
3000
P28/792
P28/811
P28/1020
Scale 1:50000
424000
426000
428000

Figure 3: Location of Diamond Hole for Evaluation of Nickel Sulphide Targets


417500mE
418000mE
418500mE
419000mE
419500mE
6628500mN
6628000mN
6627500mN
6627000mN
TARGET 5A
TARGET 4D
TARGET 2A
TARGET 5E
TARGET 5B
TARGET 5D
TARGET 1A
TARGET 2C
TARGET 4A
TARGET 1B
TARGET 5C
TARGET 5F
TARGET 4C
Drilling location for evaluation of nickel sulphide targets
Kurnalpi Nickel Project
Shannon Resources Ltd
Proposed Exploration Drilling
Kurnalpi Nickel Project
Peak Hole Geochemistry
Copper > 800ppm
Copper > 200ppm
Nickel > 0.6%
Geophysics
5 EM anomaly with number
EM anomaly zone
Limit of 1998 TEM survey
Proposed Drilling
5A2 Vertical drill hole with number
1A1 Inclined drill hole with number
Western Australia
Kurnalpi Area
Kalgoorlie
Perth
0
500m
AGD 84 Datum Zone 51
Prepared by Mackay Schnellmann Pty Ltd


Figure 4: Kurnalpi Project Tenement Location Plan
Kurnalpi Tenements
N
Scale 1:50000
Brilliant
P28/827
Dazzle
HalfWay Hill
M28/89
Discovery Hill
M28/66
E28/1477
P28/1027
P28/1028
P28/856
P28/842
M28/116
P28/743
P28/1126
P28/1031
P28/1032
P28/744
P28/798
P28/816
P28/1034
M28/90
M28/108
P28/826
P28/742
P28/774
M28/72
M28/128
P28/751
P28/1015
M28/84
M28/76
P28/756
P28/843
M28/92
P28/903
P28/736
P28/738
M28/150
P28/797
P28/1017
P28/815
P28/735
M28/134
P28/761
P28/788
P28/1018
P28/829
P28/819
P28/737
P28/750
P28/1019
P28/792
P28/811
P28/1020
P28/835
P28/1025
P28/1026
P28/1053
P28/1054
P28/1035
P28/1036
P28/1037
416000
418000
420000
422000
424000
426000
428000
430000
6628000
6626000
6624000
6622000
6620000

END